UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On December 23, 2024, ReNew Energy Global Plc (“ReNew”) announced the signing of definitive agreement to sell ReNew Sun Waves Private Limited (“RSWPL”), which houses a 300 MW operating solar asset to Anzen India Energy Yield Plus Trust (“Anzen”). The transaction is expected to close post completion of contractual obligations and conditions precedent including receipt of lender approval. Under the agreement, ReNew Private Limited, parent of RSWPL, will sell 100% shareholding and economic interest in RSWPL. The enterprise value determined under the agreement is ~$176 million*, subject to net current assets and other such adjustments as provided in the definitive documents. Additionally, ~$17 million* is expected to be received as an earn-out on account of change in law proceeds pertaining to increase in basic customs duty (BCD), safeguard duty (SGD) and goods & service tax (GST), after the first payment is realised by RSWPL. The 300 MW SECI solar project is located in Jaisalmer, Rajasthan, and has been operational for ~3 years. The tariff for the 25-year power purchase agreement is INR 2.55/unit.

* based on the exchange rate of $1 = INR 85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2024	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer